August 31, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	HCW Pension Real Estate Fund Limited Partnership
Schedule TO filed August 19, 2005 by MacKenzie Patterson Fuller,
Inc.
et al.
      SEC File No. 5-54615

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.
Schedule TO-T
General Background Information, page 10

1. In this subsection, you state that tendering Unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker? If not, please revise your disclosure to clarify.
Section 6. Material Federal Income Tax Consequences, page 14
2. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
August 31, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE